Exhibit 99.1

Baosheng BVI and DirectBooking Technology Entered into AI Business Cooperation Framework Agreement

Leveraging Dual Strengths in AI Marketing and Technology Platforms to Capture New Commercial Growth Opportunities in Artificial Intelligence

BEIJING, Sept. 01, 2026 (GLOBE NEWSWIRE) — Baosheng Media Group Holdings Limited (NASDAQ: BAOS) (“Baosheng Group” or the “Company”) today announced that its wholly owned subsidiary, Baosheng Media Group Limited (“Baosheng BVI”), entered into an AI Business Cooperation Framework Agreement with DirectBooking Technology Co., Ltd. (Nasdaq: ZDAI) (“DirectBooking Technology”) on August 25, 2026. The parties intend to pursue long-term, in-depth collaboration across media-resource integration, comprehensive brand promotion, market-channel expansion, technology-system enablement, and digital operations services.

Through its subsidiaries, Baosheng Group is a China-based provider of native online marketing solutions, offering internet marketing, short-form video content marketing, and end-to-end intelligent integrated marketing services. The Company has developed capabilities in AI-enabled media operations, AI resource integration, AI-powered brand promotion, short-form video content production, intelligent media placement, and related digital marketing services. DirectBooking Technology is a Nasdaq-listed technology company focused on direct-booking technology research and development, intelligent-system operations, and technical service support. Under the Agreement, DirectBooking Technology will provide AI-enabled direct-booking technical-system support, technical upgrades and iterations, intelligent operations and maintenance, and technical consulting services.

Under the agreement, Baosheng BVI will primarily provide media-resource connectivity, brand-awareness building, intelligent market-channel development, and innovative-business incubation support. DirectBooking Technology will contribute its technical system support, technical upgrades and iteration, operations and maintenance, and technical consulting services. The parties believe that the collaboration will leverage Baosheng Group’s media-operations capabilities and DirectBooking Technology’s technology research and development strengths, enabling shared resources, complementary capabilities, and the joint pursuit of commercial opportunities across the AI sector.

Synergistic Value

The core rationale of the collaboration is the deep integration of Baosheng Group’s established capabilities in AI content operations, intelligent brand communications, and comprehensive resource integration with DirectBooking Technology’s strengths in technology system development, digital operations and maintenance, and intelligent-platform iteration.

For Baosheng Group, DirectBooking Technology’s technology infrastructure is expected to enhance intelligent capabilities across the full project lifecycle, accelerate the deployment of marketing products, and strengthen long-term digital operating capabilities. For DirectBooking Technology, Baosheng Group’s media traffic and broad channel reach are expected to support faster market penetration of its technology products, enhance the visibility of AI products, and improve commercialization and conversion efficiency. Together, the parties aim to establish a new model of mutual enablement combining “AI market expansion + intelligent technology implementation.”

This collaboration model is expected to strengthen the commercialization and execution capabilities of joint projects while exploring innovative cross-scenario AI applications within an appropriate compliance framework. It is also intended to establish a foundation for subsequent business expansion and the scalable replication of mature projects.

Cooperation Mechanism

The framework agreement will remain effective for one year from the date of signing. Unless either party submits a written notice of termination or amendment within 30 days before expiration, the agreement will automatically renew for successive one-year terms, with no limit on the number of renewals.

The Framework Agreement does not identify any specific project. For individual implementation projects, the parties will enter into separate supplemental agreements or project-confirmation documents. Such arrangements will further specify service standards, operational details, profit-sharing arrangements, settlement cycles, payment structures, and other applicable terms. Accordingly, there can be no assurance that the parties will enter into any specific project or that the contemplated cooperation will generate revenue.

In terms of rights and responsibilities, Baosheng BVI may oversee the progress, delivery quality, and compliance of technical services provided under cooperative projects, and may obtain relevant operating data and feedback. DirectBooking Technology may provide technical specifications and intelligent operational-standard recommendations for project marketing and commercialization, and may optimize and upgrade systems while ensuring stable business operations. Both parties undertake to maintain strict confidentiality with respect to the other party’s commercial materials, technical secrets, customer information, and business data obtained during the collaboration.

Intellectual Property and Compliance

The agreement provides that intellectual property owned by either party before execution—including trademarks, patents, copyrights, technical secrets, and brand assets—will remain the property of its original rights holder.

During the cooperation term, technology achievements, intelligent system software, and algorithm-iteration results independently developed by DirectBooking Technology will be exclusively owned by DirectBooking Technology. Brand-marketing achievements, intelligent channel assets, and media-content resources independently developed by Baosheng BVI will be exclusively owned by Baosheng BVI. Co-creation results developed through joint investment and research and development will be jointly owned by the parties. Any use, external licensing, or transfer of such jointly developed results will require the prior written consent of both parties.

The parties have agreed that all cooperation-related business activities will strictly adhere to applicable compliance requirements, including relevant laws, regulations, and industry regulatory standards in their respective places of registration and operation, to support the stable and sustainable advancement of their businesses.

Baosheng Group and DirectBooking Technology stated that the signing of the AI strategic cooperation framework agreement represents an important strategic initiative based on the long-term development of the artificial intelligence industry. Going forward, the parties plan to deepen collaboration across AI brand building, intelligent channel development, technology-infrastructure deployment, and digital operations. Through this cooperation, the parties aim to amplify the value of AI resource integration, enhance AI project conversion efficiency and industry competitiveness, and pursue sustainable AI-driven growth opportunities.

About Baosheng Media Group Holdings Limited (NASDAQ: BAOS)

Baosheng Group is a native performance-marketing solutions provider focused on short-form video and social-media platforms. The Company is continuing its transition toward an AI-powered short-form video marketing technology platform.

Through its proposed BAOS-AI platform, the Company is developing core capabilities in content generation, intelligent media placement, digital-human livestreaming, intelligent user insights, and AI-enabled overseas marketing. Baosheng Group aims to establish itself as a differentiated, vertically focused AI marketing technology company for short-form video within the U.S. public-equity market.

About DirectBooking Technology Co., Ltd. (NASDAQ: ZDAI)

DirectBooking Technology is a holding company incorporated in the Cayman Islands, and its operations are conducted through its Hong Kong operating subsidiary, Primega Construction Engineering Co. Limited. DirectBooking Technology provides transportation services in Hong Kong’s construction industry and employs environmentally friendly practices with the aim of facilitating the reuse of construction and demolition materials and reducing construction waste. DirectBooking Technology primarily handles the transportation of materials excavated from construction sites. DirectBooking Technology’s services principally consist of (i) soil and rock transportation services and (ii) construction works, which mainly include excavation and lateral support works and bored piling. DirectBooking Technology generally provides its services as a subcontractor to other construction contractors in Hong Kong.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Celestia Investor Relations

Dave Leung

Email: investors@celestiair.com